EXHIBIT 99.1

For Immediate Release	Date: March 15, 2017
17-10-TR

Teck Announces Appointment of Senior Vice President,
Investor Relations and Strategic Analysis

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced the appointment of Fraser Phillips as Senior Vice President, Investor Relations and Strategic Analysis, effective March 27, 2017. Mr. Phillips succeeds Greg Waller, who will retire in mid-2017.

Mr. Phillips most recently held the position of Managing Director, Global Mining Research, with RBC Capital Markets and brings to the role more than 30 years of experience in mining industry research and analysis. He holds a Bachelor of Science (Honours) in Mining Engineering from Queen’s University and a Master of Business Administration from the University of Toronto.

“I am pleased to welcome Fraser to Teck,” said Don Lindsay, President and CEO. “His many years covering the mining industry and deep understanding of global mining strategy make him ideally suited to lead Teck’s investor relations function and contribute important insight into key strategic decisions.”

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Greg Waller
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4014
greg.waller@teck.com

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com